MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

January 26, 2009

3.	News Release

A news release dated January 26, 2009, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canada and U.S. disclosure package) on January 26, 2009 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On January 26, 2009, TransGlobe announced an update on recent drilling activities on its Hana West field (100 percent working interest) at West Gharib in the Arab Republic of Egypt.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

January 26, 2009

TRANSGLOBE ENERGY CORPORATION
PROVIDES UPDATE ON WEST GHARIB OPERATIONS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 26, 2009 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide an update on recent drilling activities on its Hana West field (100 percent working interest) at West Gharib in the Arab Republic of Egypt:

Hana West Field

  Hana West #2, the first appraisal well drilled on the new Hana West discovery, has been completed as an oil well in the Asl B zone. The well was placed on production at an initial rate of 1,800 barrels of oil per day (“Bopd”) of 27.5° API oil, using a rented high-volume jet pump. Should the jet pump in place at Hana West #2 continue to perform well, the sucker rod pump on Hana #18 could be replaced with a jet pump to obtain a higher production rate. Hana #18 is currently producing at a pump restricted rate of 660 Bopd from the Asl A formation.
  The second appraisal well, Hana West #3, was cased as an Asl B oil well. The well will be completed in the Asl B zone, with a pump from inventory. It is expected that Hana West #3 will be on production in approximately two weeks.
  Drilling commenced at Hana West #4 on January 18, 2009. Hana West #4 is scheduled to core the Asl A and B formations. The core information will be used to build geo-statistical reservoir simulation models to evaluate secondary recovery potential. It is expected that Hana West #4 test results will be available in three to four weeks.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com